BB 3/5

TES
GE COMMISSION
Washington, D.C. 20549

03013602

RECEIVED MAR - 3 2003 181 SEC MAIL PROCESSING SECTION WASH. D.C.

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SEC FILE NUMBER
8-37710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mizuho Securities USA Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 River Street, Suite 1100
(No. and Street)

Hoboken	**New Jersey**	**07030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander Yannotti **(201) 626-1245**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 7 2003

OATH OR AFFIRMATION

I, Alexander Yannotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mizuho Securities USA Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Executive Director & Chief Financial Officer

Title

Notary Public

LORETTA A. WAGNER
Notary Public, State of New Jersey
No. 2280459
Commission Expires October 22, 2006

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- x (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- x (q) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION PURSUANT TO REGULATION 1.10 OF THE COMMODITY EXCHANGE ACT

Mizuho Securities USA Inc. and Subsidiaries

December 31, 2002
with Report of Independent Auditors

Mizuho Securities USA Inc. and Subsidiaries

Consolidated Statement of Financial Condition and Supplemental Information Pursuant to Regulation 1.10 of the Commodity Exchange Act

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholders
Mizuho Securities USA Inc.

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA Inc. and subsidiaries (the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statement of financial condition taken as a whole.

Ernst + Young LLP

February 21, 2003

Mizuho Securities USA Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2002
(In Thousands)

Assets	
Cash and cash equivalents	$ 113,788
Securities segregated for regulatory purposes	12,234
Securities purchased under agreements to resell	5,736,449
Securities borrowed	1,799,249
Securities owned, at fair value:	
Unencumbered	30,367
Encumbered	3,769,033
Deposits with clearing organizations and others	60,186
Accrued interest receivable	21,824
Receivables from brokers/dealers, clearing organizations and customers	582,516
Exchange memberships, at cost (market value of $8,521)	6,465
Property, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $9,601	17,254
Other assets	11,881
Total assets	$ 12,161,246
Liabilities and stockholders' equity	
Securities sold under agreements to repurchase	$ 6,595,696
Securities sold, not yet purchased, at fair value	2,809,405
Securities loaned	373,869
Payables to brokers/dealers, clearing organizations and customers	2,065,673
Accrued interest payable	23,477
Other liabilities	31,091
	11,899,211
Commitments and contingent liabilities	
Subordinated borrowings	75,000
Minority interest in consolidated subsidiary	546
Stockholders' equity	186,489
Total liabilities and stockholders' equity	$ 12,161,246

See accompanying notes.

1. Organization

Mizuho Securities USA Inc. and Subsidiaries (the "Company") is a wholly-owned subsidiary whose ultimate parent is Mizuho Holdings, Inc. ("Mizuho"). Mizuho is a bank holding company that was formed in September 2000 by acquiring The Fuji Bank, Limited, The Industrial Bank of Japan, Limited and The Dai-Ichi Kangyo Bank, Limited. The Company includes two wholly-owned subsidiaries, Mizuho Futures Singapore PTE, Ltd. and Fuji Alternative Asset Management Co. and 84.16% of IBJ Lanston Futures PTE, Ltd.

On April 1, 2002, the Company changed its name from Fuji Securities Inc. to Mizuho Securities USA Inc. and the following Mizuho subsidiaries merged into the Company: Fuji Futures Inc., Aubrey G. Lanston & Co. Inc. and DKB Financial Futures Corp. The business combination was accounted for similar to a pooling of interests. The Company issued one thousand shares of common stock (no par value) in exchange for all outstanding shares of the merging companies.

Prior to the merger, Fuji Securities Inc. and Fuji Futures Inc. paid a dividend from their retained earnings to their previous parent, Fuji America Holdings, Inc., in the amounts of $4,000,000 and $2,500,000, respectively.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, a registered futures commission merchant with the Commodity Futures Trading Commission, a member of the Chicago Board of Trade, Chicago Mercantile Exchange, London International Financial Futures Exchange and Singapore Exchange. The Company is also a member of the National Association of Securities Dealers, Inc. and is a primary dealer in U.S. government and federal agency securities. The Company has a division that acts as agent for customers who are buying or selling equity securities.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of Mizuho Securities USA Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

2. Significant Accounting Policies (continued)

Securities Transactions

Securities owned and securities sold, not yet purchased, and contracts for financial futures and options are presented on a trade date basis and are recorded at fair value. Fair value is generally based upon quoted market prices. Substantially all of the securities obtained by the Company under resale and securities borrow agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

Resale and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") or sold under agreements to repurchase ("repurchase agreements") are collateralized by U.S. government and agency obligations and are carried at contract price, plus accrued interest. They are accounted for as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Counterparties are principally major domestic and foreign financial institutions, corporations, fund managers, and governmental entities. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained as necessary. The Company takes possession of resale agreements at the time such agreements are made.

When specific conditions are met, including the existence of a legally enforceable master netting agreement, resale agreements and securities borrowed are netted against repurchase agreements and securities loaned, respectively, on the consolidated statement of financial condition as permitted under Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" and Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements."

Securities Lending Agreements

Securities borrowed and securities loaned are generally reported as collateralized financing transactions except where letters of credit or other securities are used as collateral. They are recorded at the amount of cash collateral advanced or received by the Company, plus accrued interest. The Company monitors the market value of securities borrowed and loaned daily and additional cash or other collateral is obtained as necessary.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

The Company accounts for its transactions denominated in foreign currencies in accordance with Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation". Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the consolidated statement of financial condition date.

Property and Equipment

Property and equipment are carried at cost and are depreciated on the straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the term of the lease.

Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities segregated for regulatory purposes, deposits with clearing organizations, securities owned, securities borrowed or purchased under agreements to resell, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Liabilities, including commitments for securities sold, not yet purchased, securities loaned or sold under agreements to repurchase, certain payables, and subordinated borrowings are carried at fair value or contracted amounts approximating fair value. For a more complete discussion on the fair values of the Company's financial instruments, see Note 9.

2. Significant Accounting Policies (continued)

Market and Credit Risk

The Company enters into various transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted law.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of U.S. government and agency obligations. Securities sold, not yet purchased result in off-balance sheet risk as the Company's ultimate obligation is to acquire the securities at then prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition.

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Amounts receivable from and payable to brokers/dealers, clearing organizations and customers at December 31, 2002 consist of the following:

	Receivables	Payables
	(In Thousands)	
Net payable for trades pending settlement	$ –	$ 1,402,537
Clearing organizations	413,818	4,615
Securities failed to deliver/receive	124,147	17,689
Futures customers	6,621	439,002
Other customers	35,404	196,828
Other	2,526	5,002
	$ 582,516	$ 2,065,673

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2002 approximates the amounts owed. Trades pending settlement at December 31, 2002 were settled without an adverse effect on the Company's consolidated statement of financial condition taken as a whole.

Receivable from and payable to futures customers represent balances arising in connection with futures transactions, including gains and losses on open commodity futures contracts.

5. Subordinated Borrowings

Subordinated borrowings from Mizuho Corporate Bank, an affiliate of the Company, mature in the amount of $25,000,000 in April 2003 and $50,000,000 in April 2007. At December 31, 2002, these borrowings bear interest at 1.76% and 2.095%, respectively, that is variable based on changes in LIBOR (London Interbank Offered Rate) and resets on a quarterly basis. These borrowings are subordinated to claims of general creditors, are covered by an agreement approved by the National Association of Securities Dealers and other regulatory authorities and are included by the Company for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Related Party Transactions

Amounts related to transactions with Mizuho and its affiliates include cash deposited with Mizuho Corporate Bank of approximately $3,751,000, securities purchased under agreements to resell of approximately $10,501,000, receivables from brokers/dealers, clearing organizations and customers of approximately $1,063,000, other assets, which consist primarily of miscellaneous receivables of approximately $153,000, payables to brokers/dealers and customers of approximately $209,241,000 and other liabilities, which consist primarily of accrued interest and commissions of approximately $288,000.

7. Employee Benefit Plan

Due to the business combination, the Company has three employee-deferred compensation plans (defined contribution plans) available to substantially all employees. The Company's contribution is determined under provisions of the plan agreements.

8. Income Taxes

The Company files federal income tax returns on a separate company basis. The Company also files various state and local income tax returns both on a consolidated/combined basis and a separate company basis.

As of December 31, 2002, the Company had a federal net operating loss ("NOL") carry-forward of approximately $13,827,000 of which approximately $698,000 will expire in 2012, approximately $9,068,000 will expire in 2014 and approximately $4,061,000 will expire in 2017. The absorption of the NOL is limited to $3,800,000 per year pursuant to Section 382 of the Internal Revenue Code.

As of December 31, 2002, the Company had a deferred tax asset ("DTA") of approximately $6,627,000. The DTA primarily reflects the tax benefit associated with NOL carryforwards, as well as accrued expenses not currently deductible for tax purposes.

9. Financial Instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions in order to meet its financing and hedging needs and to reduce its exposure to interest rate risk in connection with its trading activities.

These derivative financial instruments include forward and futures contracts, options on U.S. government securities and options on futures contracts. All contracts, except commitments to enter into future resale and repurchase agreements, are valued at market.

Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

9. Financial Instruments (continued)

As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

The Company's risk of loss in the event of counterparty default is limited to the current fair value or the replacement cost on contracts in which the Company has recorded an unrealized gain. Options sold do not expose the Company to credit risk since they do not obligate the counterparty to perform. Transactions in futures contracts are conducted through regulated exchanges, which have margin requirements and are settled on a daily basis.

The Company executes third-party customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. Substantially all of the Company's customer balances are payable to customers in the banking and finance industries or commodity pools. Volatile trading markets can directly affect the customers' ability to satisfy their obligations to the Company. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

The Company's customer commodities activities are transacted on a cash and margin basis. In commodity margin transactions, the customer is required to maintain a portion of the notional value of open futures or options on futures contracts in the form of excess cash in the account. The margin rate applied to the Company's customers is determined by various regulatory and internal margin requirements. The Company also requires its commodity customers to fully collateralize the market value of open trade positions with cash and securities in the customer's account. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

9. Financial Instruments (continued)

The Company is engaged in various other trading and brokerage activities in which counterparties primarily include brokers/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

10. Commitments and Contingencies

The Company has minimum annual rental commitments for office spaces under non-cancelable leases with initial terms in excess of one year, approximately as follows:

2003	$ 2,839,000
2004	2,522,000
2005	2,326,000
2006	2,493,000
2007	1,954,000
Thereafter	16,594,000
	$ 28,728,000

As of December 31, 2002, the Company had outstanding letters of credit totaling $20,000,000. The Company pays a fee to the lending banks at a rate of 0.40% per annum.

In the normal course of business, the Company may be involved in various legal actions and proceedings. At December 31, 2002, there is no material pending litigation outstanding.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3 or 4% of funds required to be segregated pursuant to the Commodity Exchange Act, plus excess margin collected on securities under agreements to resell. At December 31, 2002, the Company's net capital of $187,211,788 was $174,118,753 in excess of required net capital. Advances to Mizuho Corporate Bank and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC.

Mizuho Futures Singapore PTE, Ltd. is also subject to capital adequacy requirements. As of December 31, 2002, this subsidiary was in compliance with its local capital adequacy requirements.

Supplemental Information

Mizuho Securities USA Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2002

Total stockholders' equity		$ 187,103,172
Liabilities subordinated to claims of general creditors		75,000,000
Other (deduction) or allowable credits		436,326
		262,539,498
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 2,988,551	
Property, equipment and leasehold improvements	17,253,368	
Deferred tax benefit	6,626,630	
Exchange memberships	6,120,021	
Unconsolidated foreign subsidiary (see note below)	3,625,115	
Other nonallowable assets	11,309,718	
Aged fails to deliver (number of items—1)	992	
Commodity futures contracts and spot commodities proprietary capital charges	2,170,951	
Other deductions	6,222,191	56,317,537
Net capital before haircuts on securities positions		206,221,961
Haircuts on securities positions		(19,010,173)
Net capital		187,211,788
Minimum net capital required		13,093,035
Excess net capital		$ 174,118,753
Percentage of debt to debt/equity total computed in accordance with Rule 15c3-1(d)		10%

There were no material differences between the above computation and the Company's corresponding unaudited Form X-17a-5 filed on January 27, 2003.

The difference between the stockholders' equity on the consolidated statement of financial condition and the total stockholders' equity presented above is a result of excluding the foreign currency translation adjustment of approximately $614,000 resulting from not consolidating the IBJ Lanston Futures PTE, Ltd. subsidiary in the net capital computation.

Mizuho Securities USA Inc.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2002

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 9,129,317
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	34,499
Total credit balances	9,163,816
Debit balances:	–
Total debit balances	–
Excess of total credits over total debits	$ 9,163,816
Amount on deposit at January 2, 2003	$14,790,833

There were no material differences between the above computation and the Company's corresponding unaudited Form X-17a-5 filed on January 27, 2003.

Mizuho Securities USA Inc.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2002

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
	Number of items – 0	
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
	Number of items – 0	
3.	The system and procedures utilized in complying with the requirements to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and appear to provide reasonable assurance of compliance in all material respects with the possession and control requirements of Rule 15c3-3	Yes *

* See Supplementary Report of Independent Auditors on Internal Control

Mizuho Securities USA Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2002

(In Thousands)

Segregation Requirements	
Net ledger balance:	
Cash	$ 57,075
Securities (at market)	85,217
Net unrealized loss on open futures contracts traded on a contract market	116,031
Exchange traded options:	
Add market value of open option contracts purchased on a contract market	62,619
Deduct market value of open option contracts granted (sold) on a contract market	(17,176)
Net equity	303,766
Accounts liquidating to a deficit and accounts with debit balances	540
Amount required to be segregated	304,306
Funds in Segregated Accounts	
Deposited in segregated funds bank accounts:	
Cash	(4)
Securities representing investments of customers' funds (at market)	12,767
Securities held for particular customers or option customers in lieu of cash (at market)	47,263
Margins on deposit with clearing organizations of contract markets:	
Cash	48
Securities representing investments of customers' funds (at market)	248,952
Securities held for particular customers or option customers in lieu of cash (at market)	37,629
Net settlement due to clearing organizations of contract markets	(4,598)
Exchange traded options:	
Value of open long option contracts	62,619
Value of open short option contracts	(17,176)
Net equities with other FCM's:	
Net liquidating equity	86
Securities held for particular customers in lieu of cash (at market)	325
Total amount in segregation	387,911
Excess funds in segregation	$ 83,605

There were no material differences between the above computation and the Company's corresponding unaudited Form X-17a-5 filed on January 27, 2003.

Mizuho Securities USA Inc.

Statement of Secured Amount and Funds Held in
Separate Accounts for Foreign Futures and Foreign
Options Customers Pursuant to Commission Regulation 30.7

December 31, 2002

(In Thousands)

Secured Requirements

Amounts to be set aside in separate Regulation 30.7 accounts	$ 54,471
Funds deposited in separate Regulation 30.7 accounts:	
Cash in other banks designated by the commission	22,603
Securities in safekeeping with banks in the United States	20,392
Amounts held by clearing organizations of foreign boards of trade	26,919
Amounts held by members of foreign boards of trade	14,097
Total funds in separate Regulation 30.7 accounts	84,011
Excess funds in separate Regulation 30.7 accounts	$ 29,540

There were no material differences between the above computation and the Company's corresponding unaudited Form X-17a-5 filed on January 27, 2003.

Supplementary Report of Independent Auditors on Internal Control

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Board of Directors and Stockholders
Mizuho Securities USA Inc.

In planning and performing our audit of the consolidated statement of financial condition and supplemental schedules of Mizuho Securities USA Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm securities and assets, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC;
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the CFTC;
6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act ("CEA") and the regulations thereunder, and the segregation of funds based on such computations, and
7. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) and Regulation 1.16 list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm securities and assets, and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 ("SEA") and by the CFTC for its purposes in accordance with CEA and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's and CFTC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the SEA or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2003